____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations



EARNINGS RESULTS

3rd Quarter 2024

Highlights

6.2bn

2024 Guidance updated: Management believes prior guidance no longer represents evenly balanced opportunities and risks for full-year operations. From an operations point of view, we estimate **Commercial Aviation deliveries between 70 and 73 aircraft (down from 72 and 80)**, and **Executive Aviation deliveries between 125 and 135 (unchanged)**. From a finance point of view, we forecast **Revenues in the US$6.0-6.4 billion range (unchanged), Adjusted EBIT margin between 9.0% and 10.0% (up from 6.5% and 7.5%)**, and Adjusted Free Cash Flow of **US$300 million or higher (up from US$220 million or higher).**

IG

Fitch Ratings upgraded our credit rating from "BB+" to "BBB-" with a stable outlook in late September. Consequently, both S&P and Fitch currently rate the company Investment Grade (IG). Moody's rating remains Ba1 (i.e. one-notch below IG) but it recently revised the company's outlook to positive.

59

Embraer delivered **59 jets** in **3Q24** of which **41 were executive jets** (22 light and 19 medium)**, 16 were commercial jets** and **2 multi-mission C-390 Millennium** in Defense & Security; +26% versus the 47 aircraft delivered quarter over quarter (qoq) and +37% versus the 43 aircraft delivered year over year (yoy).

22.7bn

Firm order backlog of US$22.7 billion in 3Q24 – a new record, at a 9-year high level, more than 25% higher yoy and almost 10% higher qoq. For more information please see our **3Q24 Backlog and Deliveries release.**

+32%

Revenues totaled US$1,692 million in the period; +32% yoy. Highlight for Executive Aviation and Defense & Security revenues +65% yoy growth each.

17.6%

Adjusted EBIT reached US$297.5 million with a 17.6% margin in 3Q24 (US$147.5 million and 8.7% ex-Boeing arbitration; US$100.1 million and 7.8% in 3Q23).

241.1 M

Adjusted free cash flow w/o Eve was US$241.1 million during the quarter because of higher number of aircraft delivered.

Main Financial Indicators

In millions of U.S. dollars, except % and earnings per share data

IFRS	3Q24	2Q24	3Q23	9M24	9M23
Revenue	**1,692.4**	1,494.2	1,284.4	**4,083.2**	3,293.4
Adjusted EBITDA	**356.6**	190.4	149.3	**594.0**	308.6
Adjusted EBITDA margin %	**21.1%**	12.7%	11.6%	**14.5%**	9.4%
Adjusted EBIT	**297.5**	138.8	100.1	**443.0**	168.5
Adjusted EBIT margin %	**17.6%**	9.3%	7.8%	**10.8%**	5.1%
Adjusted net income (loss) [1]	**221.0**	80.4	32.9	**288.5**	1.9
Adjusted earnings (loss) per share - ADS basic	**1.2031**	0.4378	0.1789	**1.5711**	0.0102
Adjusted free cash flow w/o Eve	**241.1**	(215.1)	44.0	**(320.1)**	(365.7)
Net debt w/o Eve*	**(1,085.6)**	(1,307.2)	(1,357.3)	**(1,085.6)**	(1,357.3)

Financials derived from unaudited information.
**Net debt w/o Eve represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing, less Eve's Net debt.*

São Paulo, Brazil, November 8, 2024

(B3: EMBR3, NYSE: ERJ). The company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2024 (3Q24), September 30, 2023 (3Q23), and June 30, 2024 (2Q24), are derived from unaudited financial statements, except annual financial data and where otherwise stated.

2024 Guidance *(Eve Not Included)*

Management believes prior guidance no longer represents evenly balanced opportunities and risks for full-year operations. From an operations point of view, we estimate **Commercial Aviation deliveries between 70 and 73 aircraft (down from 72 and 80), and Executive Aviation deliveries between 125 and 135 (unchanged).** From a finance point of view, we forecast **Revenues in the US$6.0-6.4 billion range (unchanged), Adjusted EBIT margin between 9.0% and 10.0% (up from 6.5% and 7.5%**; which includes US$150 million from the Boeing arbitration agreement), and **Adjusted Free Cash Flow of US$300 million or higher (up from US$220 million or higher).**

UPDATED 2024 GUIDANCE	NEW	OLD
Commercial Aviation deliveries	**70 - 73**	72 - 80
Executive Aviation deliveries	125 - 135	125 - 135
Consolidated revenues (US$ billion)	6.0 - 6.4	6.0 - 6.4
Adjusted EBIT margin	**9.0% - 10.0%**	6.5% - 7.5%
Free cash flow (US$ million)	**300 or higher**	220 or higher

1 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

Deliveries and Backlog

Embraer delivered 59 jets in 3Q24, an increase of 37% yoy, with 41 executive jets (22 light and 19 medium), 16 commercial jets (4 E1-175, 10 E2-195 and 2 E2-190) and 2 multi-mission airlift C-390 Millennium in Defense & Security (Brazil and Hungary). Executive Aviation was the highlight for the quarter with an increase of 46% in deliveries when compared to 3Q23. For more information please see our [3Q24 Backlog and Deliveries release.]



Executive Aviation
Light Jets
Medium Jets
46%
19
9
30
19
11
7
20
7
22
19
3Q23
4Q23
1Q24
2Q24
3Q24



Defense & Security
C-390
N/A
0
1
0
1
2
3Q23
4Q23
1Q24
2Q24
3Q24



Commercial Aviation
E1
E2
+7%
6
9
7
18
3
4
8
11
4
12
3Q23
4Q23
1Q24
2Q24
3Q24

The company backlog reached US$22.7 billion in 3Q24 - or more than 25% higher yoy and almost 10% higher qoq. The biggest increase happened in Defense & Security (US$1.5 billion) followed by Services & Support (US$367 million). Meanwhile, Executive and Commercial Aviation recorded marginal decreases [US$(184) million and US$(168) million, respectively].



US$ billion
+27%
17.8
2.8
2.2
4.3
8.6
18.7
3.1
2.5
4.3
8.8
21.1
3.1
2.4
4.6
11.1
21.1
3.1
2.1
4.6
11.3
22.7
3.5
3.6
4.4
11.1
3Q23
4Q23
1Q24
2Q24
3Q24
Services & Support
Executive Aviation
Defense & Security
Commercial Aviation

Revenue, Gross Margin and Adjusted EBIT

Consolidated revenue of US$1,692 million in 3Q24 represented an increase of 32% yoy and 13% qoq. There was solid performance by Defense & Security and Executive Aviation whose revenues increased both 65% yoy. Year-to-date, consolidated revenues for the company totaled US$4,083 million or almost 25% higher than the US$3,293 million recorded a year ago.




11%
16%
340
562
3Q23
3Q24
Adj. EBIT margin
Revenues (US$M)

Executive Aviation

Revenues totaled US$561.5 million, 65% higher yoy, because of more aircraft deliveries and product mix. This is the best third quarter and first nine months in terms of revenues and deliveries ever registered by the business unit. Gross margin improved from 21.8% to 23.4% yoy while the Adjusted EBIT margin soared from 10.7% to 16.3% during the period – with higher volumes driving both variances.




16%
7%
133
220
3Q23
3Q24
Adj. EBIT margin
Revenues (US$M)

Defense & Security

Revenues reached US$219.6 million, 65% higher yoy. Super Tucano and higher C-390 volumes boosted growth. The reported gross margin decreased from 26.0% to 16.8% yoy impacted by product mix (white tail A-29s), supply chain delays and customer mix, in accordance with the percentage of completion calculation method. Consequently, the Adjusted EBIT margin fell from 15.6% to 7.2% during the period and reflected gross margin variance.




0%
-5%
425
473
3Q23
3Q24
Adj. EBIT margin
Revenues (US$M)

Commercial Aviation

Revenues totaled US$473.3 million, 11% higher yoy, because of more aircraft deliveries. Gross margin decreased from 6.5% to 4.3% yoy because of supply chain delays, product and customer mix. The Adjusted EBIT margin decreased from -0.2% to -4.8% during the period and reflected gross margin variance and comps with positive one-time items.



Services & Support

Revenues were US$425.5 million, 16% higher yoy, underpinned by higher fleet utilization and MRO ramp-up. The reported gross margin increased from 24.9% to 29.2% yoy because of efficiency gains (i.e. higher volumes) and better product mix (i.e. spare parts and training). Consequently, the Adjusted EBIT margin increased from 14.8% to 18.7% during the period.


15%
19%
366
426
3Q23
3Q24
Adj. EBIT margin
Revenues (US$M)



Others

Include our Agricultural Aviation (i.e. crop duster), our cyber division Tempest and other businesses. Revenues for the segment fell almost 40% from US$20.7 million to US$12.5 million yoy because of lower volumes in the agriculture and cyber segments, and a weaker foreign exchange rate.


21
13
3Q23
3Q24
Revenues (US$M)

Financials derived from unaudited information.

Non-allocated

Includes US$150 million from the Boeing arbitration agreement.

Adjusted Ebit / Earnings Before Interest & Taxes

The company was able to deliver better operational results in 3Q24. Adjusted EBIT was US$297.5 million during the quarter for an Adjusted EBIT margin of 17.6% if we exclude extraordinary items like Eve's US$(12.3) million contribution. Meanwhile, reported EBIT improved to US$285.2 million for the quarter from US$84.4 million a year ago because of higher profitability from Executive Aviation and Services & Support. However, there was an important one-time item (i.e. US$150 million from the Boeing arbitration agreement) which propped up the Adjusted EBIT margin by circa 900 basis points (from 8.7% to 17.6%) for the period.


US$ Million
Adjusted EBIT 3Q24
300
200
100
-
285
12
297
EBIT
Eve results
Adjusted EBIT

Financials derived from unaudited information.

Net Income (Loss)

Net income (loss) attributable to Embraer shareholders and net income (loss) per ADS (American Depositary Shares) were US$178.8 million and US$0.9736 in 3Q24, compared to US$61.0 million and US$0.3322, respectively, in 3Q23. Meanwhile, Adjusted net income was US$221.1 million for the quarter compared to US$80.4 million a year ago if we exclude extraordinary effects such as US$50.8 million in deferred taxes and US$(8.6) million from Eve's results (helped by mark-to-market gains in its warrants because of its lower stock price). It is important to highlight Eve's development costs began to be capitalized as intangible assets in 3Q23 as the program reached sufficient maturity.


US$ Million
Adjusted net income 3Q24
250
200
150
100
50
179
51
(9)
221
Embraer net income
Deferred income tax & social contribution net change
Eve results
Embraer adj. net income

Financials derived from unaudited information.

Investments

Embraer on a stand-alone basis invested a total of US$110.9 million in 3Q24 compared to US$99.8 million in 3Q23 driven by growth in Executive Aviation (i.e. paint booth) and Services & Support (i.e. training simulators and MRO). Capital expenditures amounted to US$58.7 million (US$30.2 million a year ago), net additions to the pool program (spare parts) another US$9.8 million (US$28.3 million a year ago), net add to intangibles US$33.2 million and research US$9.2 million. Meanwhile, Eve invested a total of US$28.2 million during the quarter (US$24.7 million yoy), of which US$27.8 million were net add to intangibles and US$0.4 million to research and development. Consequently, Embraer and Eve invested on a consolidated basis a total of US$139.1 million during the period (US$124.5 million a year ago).


Investments 3Q24
US$ Million
150
125
100
75
50
25
59
10
33
9
111
28
0
28
139
Capex
Net add Pool program (spare parts)
Net add to intangible
Research
Embraer Investment
Eve net add to intangible
Eve Research
Eve R&D
Embraer & Eve investment

Financials derived from unaudited information.

Currently, Embraer on a stand-alone basis has three main sustainable growth projects:

- Executive Aviation (US$90 million capex during 2024-2027; Gaviao Peixoto SP, Brazil & Melbourne FL, USA): an increase in the production capacity for the business by 2027 in-line with its recent backlog growth;
- Services & Support (US$90 million capex during 2021-2025; OGMA Portugal): brand new line for induction of PW1,100 and PW1,900 engines with start of operations in 2024 and full ramp (US$500 million revenues) in 2028; and
- Services & Support (US$70 million capex during 2025-2026; Fort Worth TX, USA): an increase in the MRO footprint to service Commercial Aviation clients in North America by 50%+ in 2027.

Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

Working Capital (w/o Eve)

Working capital decreased US$60.3 million during 3Q24. In the assets side, the main increases were in a) other assets (US$223.7 million; Boeing arbitration agreement related) and b) contract assets (US$120.2 million; mainly Defense related). Meanwhile, in the liabilities side, the main variance refers to contract liabilities [US$(250.4) million; mainly Defense related] followed by other payables [US$(153.8) million; mainly labor related].

in millions of U.S. dollars

Balance Sheet Data w/o Eve		3Q24	2Q24	3Q23	Δ qoq	Δ yoy
	Inventories	**3,336.0**	3,244.5	3,052.0	**91.5**	284.0
	Trade accounts receivable	**255.4**	223.9	267.9	**31.5**	(12.5)
A	Customer and commercial financing	**42.0**	46.9	41.0	**(4.9)**	1.0
	Contract assets	**746.0**	625.8	572.3	**120.2**	173.7
	Other assets	**879.8**	656.1	529.0	**223.7**	350.9
	Contract liabilities	**2,850.1**	2,599.7	2,381.8	**250.4**	468.3
	Trade accounts payable	**1,155.2**	1,037.6	879.5	**117.6**	275.7
B	Trade accounts payable - Supplier finance	**48.4**	47.9	37.1	**0.5**	11.3
	Other payables	**1,366.6**	1,212.8	1,218.4	**153.8**	148.2
Working Capital (A-B)		**(161.0)**	**(100.7)**	**(54.6)**	**(60.3)**	**(106.5)**

Financials derived from unaudited information.

Free Cash Flow

Embraer on a stand-alone basis Adjusted free cash flow was US$241.1 million in 3Q24 because of higher number of aircraft deliveries and advanced payments (contract liabilities). The US$150 million from the Boeing agreement didn't benefit Q3 free cash flow generation (i.e. recorded in Other assets).


US$ Million
Reported Ebitda to Free Cash Flow
600
500
400
300
200
100
-
344
142
(66)
(69)
(61)
(12)
(71)
207
(34)
241
Embraer consolidated reported EBITDA
Working Capital*
Working capital forex variance
Net additions to PP&E
Intangible
Inc. tax and social contrib.
Interest paid
Embraer consolidated adj. free cash flow
Eve free cash flow
Embraer stand-alone free cash flow

**Working capital change for Embraer consolidated US$(141.7) million during the quarter; Embraer stand-alone US$(60.3) million and Eve US$(81.4) million. Financials derived from unaudited information.*

Inventories: *raw materials, work in progress, spare parts and finished goods.* ***Trade accounts receivable:*** *amount owed by clients for products sold and not paid yet.* ***Customer and commercial financing:*** *amount owed by clients for financing provided for products sold and not paid yet.* ***Contract assets:*** *rights to compensation for the work already completed but not yet billed at the reporting date.* ***Contract liabilities:*** *non-refundable advance payments received prior to a) delivery of aircraft or b) the acceptance of managerial stages under long-term contracts, as well as supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts.* ***Trade accounts payable:*** *amount owed by the company for goods and/or services provided by suppliers.* ***Trade accounts payable – supplier finance:*** *amount owed by the company for goods and/or services provided by suppliers which were invoiced to financial institutions for early payment.*

Cash Position Variance

The cash position for Embraer on a consolidated basis reached US$1,771 million in 3Q24, or roughly US$265 million higher than the US$1,506 million in 2Q24. The company's liquidity position remains strong, and it is complemented by its recently renewed for 5 years and increased to US$1.0 billion Revolver Credit Facility (RCF). The company generated US$207.5 million in free cash flow during the quarter [Embraer stand-alone US$241.1 million and Eve US$(33.6) million].

Meanwhile, net financial position variance was US$(6.4) million, M&A inflows (i.e. net divestments in subsidiaries) reached US$1.1 million and Eve's equity offering totaled US$63.2 million. There were no dividend payments or buybacks during the period. Eve's cash position stood at US$279.9 million in 3Q24. Therefore, Embraer on a stand-alone basis, finished the quarter with US$1,492 million in cash. Looking forward, management expects the company's cash position to improve materially in 4Q24 in line with its delivery and free cash flow guidance.


US$ Million
Cash position variance (from 2Q24 to 3Q24)
2,000
1,750
1,500
1,250
1,000
1,506
208
(6)
1
63
-
-
1,771
(280)
1,492
Embraer consolidated cash 2Q24*
Free cash flow**
Net financial position variance***
M&A
Eve equity offering
Dividends
Shares repurchased
Embraer consolidated cash 3Q24
Eve cash 3Q24
Embraer stand alone cash 3Q24

** Cash includes cash & cash equivalents, current and non-current financial investments (BS).*
*** Embraer consolidated free cash flow; Embraer stand-alone US$241.1 million and Eve US$(33.6) million.*
**** Net financial position variance includes net financial investments [US$(163.7)m; CF], repayment / proceeds from borrowings (US$11.2m; CF), lease payments [US$(4.9)m; CF], foreign exchange gain (loss), net [US$(4.0)m; CF] and change in current and non-current financial investments (US$155.0m; BS).*
Financials derived from unaudited information.

Debt & Liability Management

Fitch Ratings upgraded our credit rating from "BB+" to "BBB-" with a stable outlook in late September. Consequently, both S&P and Fitch currently rate the company Investment Grade (IG). Moody's rating remains Ba1 (i.e. one-notch below IG) but it recently revised the company's outlook to positive.

in millions of U.S. dollars

	3Q24	2Q24	3Q23	Δ qoq	Δ yoy
Embraer cash	**1,491.5**	1,299.5	1,495.9	**192.0**	(4.4)
Embraer gross debt	**2,577.1**	2,606.7	2,853.2	**(29.6)**	(276.1)
Embraer net cash	**(1,085.6)**	(1,307.2)	(1,357.3)	**221.6**	271.7
Eve cash	**279.9**	206.5	256.3	**73.4**	23.6
Eve gross debt	**68.9**	53.1	11.3	**15.8**	57.6
Eve net cash*	**211.0**	153.4	245.0	**57.6**	(34.0)
Embraer & Eve net cash **	**(874.6)**	**(1,153.8)**	**(1,112.3)**	**279.2**	**237.7**

Financials derived from unaudited information.
** Eve's net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans.*
*** Embraer and Eve's net cash = cash and cash equivalents plus financial investments short-term and long term minus loans short-term and long-term.*

Liability management with a US$29.6 million decrease in gross debt w/o Eve during the quarter [US$(13.8) million consolidated]. Embraer's net debt without Eve decreased US$221.6 million to US$1,085.6 million in 3Q24 compared to US$1,307.2 million in 2Q24 (US$1,357.3 million 3Q23). The positive US$241.1 million free cash flow generation during the quarter helps explain the decrease in the company's net debt position. Meanwhile, Eve's net cash position increased US$57.6 million and reached US$211.0 million in 3Q24 versus US$153.4 million in 2Q24 (US$245.0 million in 3Q23), as the company completed a successful equity offer. Consequently, the consolidated entity net debt totaled US$874.6 million at the end of the period versus US$1,153.8 million a quarter ago (US$1,112.3 million yoy).



US$ Million
Net cash position 3Q24
2,000
1,500
1,000
500
-
(500)
(1,000)
(1,500)
1,492
(2,577)
(1,086)
280
(69)
211
(875)
Embraer cash
Embraer gross debt
Embraer net cash
Eve cash
Eve gross debt
Eve net cash *
Embraer & Eve net cash **

Financials derived from unaudited information.

** Eve's net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans.*
*** Embraer and Eve's net cash = cash and cash equivalents plus short-term and long-term financial investments minus short-term and long-term loans.*

In terms of debt profile, the average loan maturity decreased to 3.9 years in the quarter compared to 4.2 years qoq. The term structure of loans was 96% in long-term contracts and only 4% in short-term ones. In the interim, the cost of United States dollar-denominated loans inched lower to 6.18% per year in 3Q24 compared to 6.19% in the 2Q24, while the cost of Brazilian real-denominated loans was unchanged at 6.69% per year.



Deleveraging
US$ million
-2.6x
3.9x
2.3x
1.4x
1.3x
363
459
570
847
2021
2022
2023
3Q24
Net debt ex Eve/ adj. Editda LTM
Adj. Editda LTM
Maturities
US$ million
2,771
RCF1 1,000
Eve2 280
Cash 1,492
43
45
50
49
1
944
7
937
713
8
705
19
11
8
828
42
786
2024
2025
2026
2027
2028
2029
>2030
Eve Loan
Maturities 3

1 Revolving Credit Facility;
2 Eve's cash = Cash and cash equivalents plus financial investments;
3 Maturities = Do not consider accrued interest and deferred costs;
**All numbers from Eve are IFRS.*



FINANCIAL STATEMENTS

Embraer S.A. Consolidated Income Statement

(in millions of U.S. dollars, except earnings per share)

	3Q24	2Q24	3Q23	9M24	9M23
Revenue	**1,692.4**	**1,494.2**	**1,284.4**	**4,083.2**	**3,293.4**
Cost of sales and services	(1,377.6)	(1,254.2)	(1,051.3)	(3,359.7)	(2,723.3)
Gross profit	**314.8**	**240.0**	**233.1**	**723.5**	**570.1**
Operating Income (expense)					
Administrative	(48.0)	(47.3)	(51.4)	(145.1)	(152.8)
Selling	(77.9)	(76.0)	(72.6)	(230.8)	(223.7)
Expected credit losses over financial assets and contract assets	0.5	(0.1)	(4.7)	(2.9)	8.5
Research	(9.6)	(15.3)	(17.0)	(37.0)	(72.6)
Other operating income	174.6	50.4	37.9	237.9	79.8
Other operating expense	(66.6)	(23.1)	(47.2)	(132.8)	(112.4)
Equity in income (losses) of associates	(2.6)	(0.7)	6.3	(3.6)	8.6
Operating profit (loss) before financial income	**285.2**	**127.9**	**84.4**	**409.2**	**105.5**
Financial income	99.0	77.9	37.5	283.6	99.9
Financial expenses	(123.8)	(78.7)	(58.1)	(284.8)	(250.3)
Foreign exchange gain (loss), net	(16.4)	(15.7)	(6.6)	(19.6)	(1.9)
Profit (loss) before taxes on income	**244.0**	**111.4**	**57.2**	**388.4**	**(46.8)**
Income tax expense	(62.3)	(8.9)	7.1	(71.8)	12.3
Profit (loss) for the period	**181.7**	**102.5**	**64.3**	**316.6**	**(34.5)**
Attributable to:					
- Owners of Embraer	178.8	99.4	61.0	306.9	(28.6)
- Non-controlling interests	2.9	3.1	3.3	9.7	(5.9)
Weighted average number of shares (in thousands)					
Basic	734.6	734.6	734.6	734.6	734.6
Diluted	734.6	734.6	734.6	734.6	734.6
Earnings (losses) per share					
Basic	0.2434	0.1353	0.0830	0.4178	(0.0389)
Diluted	0.2434	0.1353	0.0830	0.4178	(0.0389)
Earnings (losses) per share - ADS basic (US$)	**0.9736**	**0.5412**	**0.3322**	**1.6711**	**(0.1557)**
Earnings (losses) per share - ADS diluted (US$)	**0.9736**	**0.5412**	**0.3322**	**1.6711**	**(0.1557)**

Derived from unaudited financial statements.

Embraer S.A. Consolidated Cash Flow Statement
(in millions of U.S. dollars)

	3Q24	2Q24	3Q23	9M24	9M23
Operating activities					
Net income (loss) for the period	181.7	102.5	64.3	316.6	(34.5)
Adjustment to net income for items not affecting cash					
Depreciation and amortization expenses	67.7	58.1	56.4	169.6	157.5
Realization of contribution from suppliers	(8.6)	(6.5)	(7.2)	(18.6)	(17.4)
(Reversal) losses due to reduction in the recoverable value of inventories	1.7	(2.4)	(2.4)	5.2	(3.9)
Adjustment to fair value - Financial Assets	13.8	(4.0)	(1.6)	19.9	(3.2)
Losses on fixed assets disposal	7.4	0.9	(1.1)	11.3	(1.7)
Expect credit losses (reversal) and receivables written-off	(0.5)	0.1	4.7	2.9	(8.5)
Income tax and social contribution	62.3	8.9	(7.1)	71.8	(12.3)
Accrued interest	43.9	42.9	53.4	133.9	141.5
Interest on marketable securities, net	(5.1)	(4.3)	(0.1)	(13.0)	(4.4)
Equity in associates gains and losses	2.6	0.7	(6.3)	3.6	(8.6)
Foreign exchange gain (loss), net	15.1	15.7	(4.9)	18.6	(8.3)
Other provisions	51.4	14.6	7.5	51.3	(20.6)
Other	1.9	0.9	6.7	5.4	8.5
Changes in assets					
Financial investments	(165.0)	82.6	206.7	(116.2)	(8.9)
Derivative financial instruments	(82.9)	(12.9)	(5.8)	(169.8)	48.8
Collateralized accounts receivable and accounts receivable	(37.7)	(34.4)	(51.8)	(70.7)	(46.4)
Contract assets	(120.5)	(80.8)	14.6	(235.1)	(67.5)
Customer and commercial financing	6.2	14.4	(11.2)	21.2	30.8
Inventories	(97.5)	(165.4)	(158.0)	(762.8)	(707.2)
Other assets	(134.3)	(55.8)	(14.9)	(190.8)	(76.7)
Changes in liabilities					
Trade accounts payable and Trade accounts payable - Supplier finance	116.3	135.6	72.7	392.2	146.4
Other payables	160.2	(39.8)	(13.6)	158.8	64.2
Contract liabilities	254.8	(71.0)	205.2	314.9	419.1
Taxes and payroll charges payable	(79.6)	8.9	20.7	(70.5)	74.1
Financial guarantees	-	-	-	-	(3.0)
Unearned income	-	(1.0)	2.0	(4.0)	4.3
Interest paid	(71.1)	(13.5)	(71.2)	(164.6)	(161.7)
Income tax and social contribution paid	(12.2)	(35.2)	(22.4)	(57.1)	(86.6)
1. Net cash generated (used) by operating activities	**172.0**	**(40.2)**	**335.3**	**(176.0)**	**(186.2)**
Investing activities					
Proceeds from sale of property, plant and equipment	-	-	3.3	-	16.7
Acquisition of property, plant and equipment	(68.5)	(57.9)	(58.5)	(169.3)	(148.8)
Additions to intangible assets	(61.0)	(65.8)	(52.3)	(191.9)	(126.5)
Additions investments in subsidiaries and affiliates	1.1	(1.6)	(0.2)	(14.3)	(17.9)
Investments measured at amortized cost	1.3	(20.7)	51.3	(146.7)	(1.3)
Loans granted to jointly controlled entity	-	-	-	60.5	-
Dividends Received	0.1	-	0.1	0.5	5.8
2. Net cash generated (used) in investing activities	**(127.0)**	**(146.0)**	**(56.3)**	**(461.2)**	**(272.0)**
Financing activities					
Repayment of borrowings	(312.6)	(184.4)	(1,706.5)	(768.8)	(2,266.3)
Proceeds from borrowings	321.8	183.1	1,106.3	560.7	1,947.0
Receipt in the offering of shares of subsidiary	65.6	-	-	65.6	-
Cost of offering controlled shares	(2.4)	-	-	(2.4)	-
Lease Payments	(4.9)	(4.1)	(3.3)	(12.7)	(10.0)
3. Net cash generated (used) by financing activities	**67.5**	**(5.4)**	**(603.5)**	**(157.6)**	**(329.3)**
Cash and cash equivalents at the beginning of the period	**716.5**	**912.7**	**1,350.2**	**1,626.3**	**1,815.6**
Increase (decrease) in cash and cash equivalents (1+2+3)	112.5	(191.6)	(324.5)	(794.8)	(787.5)
Effects of exchange rate changes on cash and cash equivalents	(4.0)	(4.6)	(1.8)	(6.5)	(4.2)
Cash and cash equivalents at the end of the period	**825.0**	**716.5**	**1,023.9**	**825.0**	**1,023.9**

Derived from unaudited financial statements.

Embraer S.A. Consolidated Balance Sheet

(in millions of U.S. dollars)

Assets	3Q24	2Q24	3Q23
Current			
Cash and cash equivalents	831.5	721.1	1,030.5
Financial investments	643.5	491.3	551.7
Trade accounts receivable	253.9	222.5	263.5
Derivative financial instruments	105.6	52.9	4.7
Customer and commercial financing	13.8	12.5	6.4
Contract assets	743.8	623.2	569.0
Inventories	3,340.4	3,245.9	3,053.1
Income tax and social contribution	138.3	220.9	179.2
Other assets	410.2	234.5	233.8
Assets held for sale	0.0	0.0	6.6
	6,481.0	**5,824.8**	**5,898.5**
Non-Current			
Financial investments	296.4	293.6	170.0
Contract assets	2.2	2.6	3.3
Derivative financial instruments	0.6	1.1	0.0
Customer and commercial financing	28.2	34.4	34.6
Trade accounts receivable	1.5	1.4	2.8
Deferred income tax and social contribution	132.5	131.5	49.8
Other assets	205.9	163.2	150.4
	667.3	**627.8**	**410.9**
Investments	46.1	47.5	19.8
Property, plant and equipment	1,905.1	1,852.0	1,709.2
Intangible assets	2,466.9	2,432.3	2,304.1
Right of use assets	104.9	91.7	71.1
	4,523.0	**4,423.5**	**4,104.2**
Total Assets	**11,671.3**	**10,876.1**	**10,413.6**

Financials derived from unaudited information.

Embraer S.A. Consolidated Balance Sheet
(in millions of U.S. dollars)

Liabilities	3Q24	2Q24	3Q23
Current			
Trade accounts payable	1,159.6	1,041.2	881.6
Trade accounts payable - Supplier finance	48.4	47.9	37.1
Lease liabilities	18.3	16.3	12.2
Loans and financing	101.5	126.5	111.6
Other payables	411.9	343.9	368.9
Contract liabilities	2,126.1	1,922.1	1,784.0
Derivative financial instruments	29.3	55.0	87.4
Taxes and payroll charges payable	37.0	33.9	34.8
Income tax and social contribution	115.7	193.9	147.3
Unearned income	10.1	7.9	9.0
Provision	99.6	89.5	102.5
Liabilities held for sale	0.0	0.0	0.7
	4,157.5	**3,878.1**	**3,577.1**
Non-Current			
Lease liabilities	94.7	82.3	66.0
Loans and financing	2,544.5	2,533.3	2,752.9
Other payables	139.5	90.0	47.3
Contract liabilities	725.5	679.0	598.9
Derivative financial instruments	18.4	19.8	52.6
Taxes and payroll charges payable	13.1	15.4	22.3
Income tax and social contribution	3.6	4.6	4.5
Deferred income tax and social contribution	330.7	275.8	312.6
Unearned income	14.0	16.1	20.5
Provision	214.1	167.9	163.3
	4,098.1	**3,884.2**	**4,040.9**
Total Liabilities	**8,255.6**	**7,762.3**	**7,618.0**
Shareholders' equity			
Capital	1,551.6	1,551.6	1,551.6
Treasury shares	(28.2)	(28.2)	(28.2)
Revenue reserves	1,280.0	1,280.0	1,116.0
Share-based remuneration	49.5	47.8	44.2
Accumulated other comprehensive loss	(161.2)	(208.3)	(189.2)
Results from transactions with non-controlling shareholders	135.2	92.1	81.8
Retained earning	307.0	128.1	(28.6)
Non-controlling interests	281.8	250.7	248.0
Total Shareholders' equity	**3,415.7**	**3,113.8**	**2,795.6**
Total Liabilities And Shareholders' Equity	**11,671.3**	**10,876.1**	**10,413.6**

Financials derived from unaudited information.

Reconciliation of IFRS and "NON-GAAP" information

Free Cash Flow

We define **free cash flow** as operating cash flow less additions to property, plant and equipment, additions to intangible assets, financial investments and other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for the evaluation of certain aspects of our business. The company also believes some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the company for discretionary expenditures, since the company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings releases, which thus limits its usefulness for comparison between Embraer and other companies in the industry.

EBITDA LTM

Represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the company's financial performance under IFRS. EBIT, as mentioned in this press release, refers to earnings before interest and taxes, and for the purpose of reporting is the same as reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S. dollars

EBITDA RECONCILIATION / LTM** (IFRS)	3Q24	2Q24	3Q23
Net Income (loss) attributable to Embraer	499.5	381.7	(5.7)
Non-controlling interest	15.9	16.3	(5.7)
Income tax income (expense)	40.5	(28.9)	64.0
Financial income (expense), net	44.1	39.9	152.1
Foreign exchange gain (loss), net	18.2	8.4	42.6
Depreciation and amortization	222.8	212.9	202.2
EBITDA LTM	**841.0**	**630.3**	**449.5**

Financials derived from unaudited information
*** Last Twelve Months*

EBIT and EBITDA

Are presented because they are used internally as measures to evaluate certain aspects of the business. The company also believes some investors find them to be useful tools for measuring a company's financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the company's financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purpose of their earnings releases, which limits EBIT and EBITDA's usefulness as comparative measures.

in millions of U.S. dollars

EBITDA RECONCILIATION	3Q24	2Q24	3Q23	9M24	9M23
Net income (loss) attributable to Embraer	178.8	99.4	61.0	306.9	(28.6)
Non-controlling interest	2.9	3.1	3.3	9.7	(5.9)
Income tax (expense) income	62.3	8.9	(7.1)	71.8	(12.3)
Financial income, net	24.8	0.8	20.6	1.2	150.4
Foreign exchange gain (loss), net	16.4	15.7	6.6	19.6	1.9
Depreciation and amortization	59.1	51.6	49.2	151.0	140.1
EBITDA	**344.3**	**179.5**	**133.6**	**560.2**	**245.6**
EBITDA margin	20.3%	12.0%	10.4%	13.7%	7.5%

Financials derived from unaudited information.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below.

in millions of U.S. dollars

ADJUSTED EBIT RECONCILIATION	3Q24	2Q24	3Q23	9M24	9M23
Operating profit (loss) before financial income (EBIT)	285.2	127.9	84.4	409.2	105.5
Mark to market of Republic shares	-	-	(1.6)	-	(3.2)
Expenses related to Eve's Business	14.2	10.9	17.3	35.7	66.2
Eve Warrants	(1.9)	-	-	(1.9)	-
Adjusted EBIT	**297.5**	**138.8**	**100.1**	**443.0**	**168.5**
Adjusted EBIT margin %	17.6%	9.3%	7.8%	10.8%	5.1%

Financials derived from unaudited information.

in millions of U.S. dollars

ADJUSTED EBITDA RECONCILIATION	3Q24	2Q24	3Q23	9M24	9M23
EBITDA	344.3	179.5	133.6	560.2	245.6
Mark to market of Republic shares	-	-	(1.6)	-	(3.2)
Expenses related to Eve's Business	14.2	10.9	17.3	35.7	66.2
Eve Warrants	(1.9)	-	-	(1.9)	0.0
Adjusted EBITDA	**356.6**	**190.4**	**149.3**	**594.0**	**308.6**
Adjusted EBITDA margin %	21.1%	12.7%	11.6%	14.5%	9.4%

Financials derived from unaudited information.

Adjusted net income

Is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS, for purposes of the calculation of Embraer's Income Tax benefits (expenses), the company is required to record taxes resulting from gains or losses due to the impact of the changes in the Brazilian real to the US dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note taxes which results from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the company's consolidated Cash Flow statement, under Deferred income tax and social contribution.

in millions of U.S. dollars

ADJUSTED NET INCOME (LOSS) RECONCILIATION	3Q24	2Q24	3Q23	9M24	9M23
Net Income (loss) attributable to Embraer	178.8	99.4	61.0	306.9	(28.6)
Net change in deferred income tax & social contribution	50.8	(8.8)	(17.3)	30.7	(59.5)
Mark to market of Republic shares	-	-	(1.1)	-	(2.1)
Expenses related to Eve's Business including Financial Result	11.9	9.9	14.5	30.5	57.3
Eve Warrants including Financial Result	(20.5)	(20.1)	(24.2)	(79.6)	35.0
Adjusted net income (Loss)	**221.0**	**80.4**	**32.9**	**288.5**	**1.9**
Adjusted net margin	13.1%	5.4%	2.6%	7.1%	0.1%

Financials derived from unaudited information.

Working capital without Eve

Is a non-GAAP measure calculated by starting at selected Embraer's consolidated balance sheet figures and subtracting Eve's related working capital values. For working capital calculations, in the assets side of the balance sheet, we include inventories, trade accounts receivable, customer and commercial financing, contract assets and other assets. Meanwhile, in the liabilities side of the balance sheet, we include contract liabilities, trade accounts payable, supplier finance and other payables.

in millions of U.S. dollars

Select Balance Sheet Data - Eve		3Q24	2Q24	3Q23	Δ qoq	Δ yoy
A	Inventories	4.4	1.4	1.1	3.0	3.3
	Trade accounts receivable	-	-	(1.6)	-	1.6
	Customer and commercial financing	-	-	-	-	-
	Contract assets	-	-	-	-	-
	Other assets	7.1	94.0	84.2	(86.9)	(77.2)
B	Contract liabilities	1.5	1.4	1.1	0.1	0.4
	Trade accounts payable	4.4	3.6	2.1	0.8	2.3
	Trade accounts payable - Supplier finance	-	-	-	-	-
	Other payables	22.7	26.1	14.6	(3.4)	8.1
Working Capital (A-B)		**(17.2)**	**64.2**	**65.9**	**(81.4)**	**(83.0)**

Financials derived from unaudited information.

Ratios based on "NON-GAAP" information

CERTAIN FINANCIAL RATIOS	3Q24	2Q24	3Q23	2023
Total debt to EBITDA (i)	3.1	4.2	6.4	5.5
Net debt to EBITDA (ii)	1.0	1.8	2.5	1.1
Net debt w/o Eve to Adjusted EBITDA (iii)	1.3	2.0	2.5	1.4
Total debt to capitalization (iv)	0.4	0.5	0.5	0.5
LTM EBITDA to financial expense (gross) (v)	4.6	3.6	2.4	2.7
LTM EBITDA (vi)	841.0	630.3	449.5	526.4
LTM Interest and commissions on loans (vii)	181.4	173.8	187.2	193.1
Adjusted LTM EBITDA w/o Eve (viii)	847.4	640.2	536.8	561.9

Financials derived from unaudited information.

(i) Total debt represents short and long-term loans and financing including EVE (US$ billion).
(ii) Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii) Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less Eve's Net debt.
(iv) Total capitalization represents short and long-term loans and financing, plus shareholders equity (US$ billion).
(v) Financial expense (gross) includes only interest and commissions on loans.
(vi) The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million).
(vii) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company's consolidated Income Statement (US$ million).
(viii) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million).

Investor Relations

CONFERENCE CALL INFORMATION
Embraer will host a conference call to present its 3Q24 Results on:

Friday Nov 08, 2024

ENGLISH: 7:00 AM (NYTime) / 9:00 AM (SPTime).
Simultaneous translation to Portuguese.

To access the webcast click here

Zoom webinar:

828 3217 1969

Or alternatively to participate by phone call:
U.S.:
+1(929)205-6099
+1(253)205-0468

Brazil:
+55(11)4632-2237
+55(11)4680-6788

We recommend you join 15 minutes in advance.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

This document contains non-GAAP financial information, to facilitate investors to reconcile Eve's financial information in GAAP standards to Embraer's IFRS.

EMBRAER

CHALLENGE.
CREATE.
OUTPERFORM.

CONTACT
investor.relations@embraer.com.br
+55 (12) 3927-6017

GUI PAIVA
EAH CFO; ERJ Head of IR and M&A
gpaiva@embraer.com

PATRICIA MC KNIGHT
IR Manager
patricia.mcknight@embraer.com.br

VIVIANE PINHEIRO
IR Specialist
viviane.pinheiro@embraer.com.br

ELIANE FANIS
IR Specialist
eliane.fanis@embraer.com.br

MARILIA SABACK SGOBBI
IR Specialist
marilia.saback@embraer.com.br

MARCELO CUPERMAN
IR Analyst
marcelo.cuperman@embraer.com.br

ri.embraer.com.br/en